Exhibit 11.2

DOUBLEDOWN INTERACTIVE CO., LTD.

INSIDER TRADING POLICY

PURPOSE

It is illegal for any employee, contractor, officer or director of DoubleDown Interactive Co., Ltd. or its subsidiaries (the “Company”) to trade in the securities of the Company while in the possession of material nonpublic information about the Company. For that reason, there are some rules you’ll need to know and follow so that you don’t accidentally commit insider trading, which is both a civil wrong and a crime in the United States that carries serious legal penalties, including potentially millions of dollars in fines or jail time of up to 20 years. Insider trading also can result in the termination of your employment with the Company.

Insider trading happens when someone with knowledge of material nonpublic information (“MNPI”) about the Company uses that MNPI, or tips off someone else to use the MNPI, to gain profits or avoid losses in the stock market. Because we are committed to upholding high standards of honest and ethical business conduct, we have adopted this Insider Trading Policy (this “Policy”) to take an active role in preventing insider trading violations.

If you are considering trading our shares, please keep these three key points in mind:

1. Never buy or sell our shares based on MNPI;

2. Keep all MNPI confidential, including from your family and friends; and

3. When in doubt about whether you have MNPI, ask before trading or transacting in any of our securities.

We trust our employees, contractors, officers and directors, and write our policies with that trust in mind. You are responsible for understanding and following this Policy and for the consequences of any actions you may take. Our Chief Financial Officer or his designee (“Trading Compliance Officer”) will assist with implementing, interpreting and enforcing this Policy, pre-clearing trading activities of certain people and pre-approving any Rule 10b5-1 Plans (plans that permit insiders to sell the Company’s shares on a pre-determined schedule that the insider doesn’t control, discussed more fully later in this Policy).

PERSONS COVERED BY THIS POLICY

This Policy applies to our employees, contractors, officers, and directors, as well as to their (a) immediate family members and people sharing their households and (b) entities subject to their control such as corporations or other business entities controlled or managed by any such person, and trusts or other entities for which any such person is the trustee or in which any such person has a beneficial pecuniary interest (collectively, “Controlled Persons”). We will refer to all of these individuals and entities in this Policy collectively as “Insiders.”

Certain Insiders who have regular access to MNPI in the normal course of their job are known as our “Designated Insiders” and are listed on Exhibit A to this Policy. Designated Insiders also must get pre-approval of any trades in our shares. The list of Designated Insiders may be amended by our Trading Compliance Officer without Board approval.

If you are aware of MNPI when your employment or service relationship ends, you still may not trade our shares until that MNPI has become public or is no longer material.

WHAT THIS POLICY COVERS

The primary purpose of this Policy is to prevent people with MNPI from profiting from that MNPI before it is made publicly available, thus allowing all of our stockholders to benefit from the information at the same time. More specifically, federal securities laws prohibit a person from using MNPI to make decisions about trading our shares, including tipping off someone else with that information so that they can trade our shares.

“Material information” is information about the Company, positive or negative, that a reasonable investor would consider useful when buying or selling our shares. Some examples of MNPI include not-yet-announced financial or company performance information (especially cash balance, burn and runway), significant regulatory communications, timing and achievement of major development milestones, results of studies and trials, entry into a new commercial agreement or termination of an existing commercial agreement, mergers or acquisitions, important pipeline expansion, significant cybersecurity incidents or data breaches, and changes in senior executive management or our Board of Directors.

“Nonpublic” means that the confidential information has not yet been shared broadly outside the Company. Please remember as well that we may possess confidential information relating to or belonging to our collaborators, partners, customers or other third parties, and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with our Trading Compliance Officer or assume that the information is nonpublic and treat it as confidential.

This Policy applies to all transactions involving our securities (referred to herein as our “shares”), including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

PROHIBITED ACTIVITIES

This is a list of activities prohibited under this Policy based on specific relationships with the Company:

Insider:

•	Trade our shares, or make a gift, charitable contribution or other transfer with or without consideration of our shares while in possession of any MNPI.

•

Trade our shares during any period outside of our Trading Window or during any Blackout Period designated by our Chief Financial Officer or Trading Compliance Officer). See definition of “Trading Window” and “Blackout Period” below.

•	Share MNPI with any outside person, unless required by your job and such person is under a confidentiality agreement, or as authorized by our Chief Financial Officer or Trading Compliance Officer.

•	Give trading advice based on MNPI to anyone, unless the advice is to tell someone not to trade our shares because the trade would violate this Policy or the law.

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Engage in transactions involving options or other derivative securities on our shares, such as puts and calls, whether on an exchange or in any other market, unless you limit the transaction solely to exercising a compensatory equity grant issued by us.

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Engage in hedging or monetization transactions involving our shares, such as zero cost collars and forward sale contracts, or contribute our shares to exchange funds in a manner that could be interpreted as hedging in our shares.

•	Engage in short-term trading (generally defined as selling our shares within six months following a purchase).

•	Engage in short sales of our shares, including short sales “against the box.”

•

Use or pledge our shares as collateral in a margin account or as collateral for a loan, unless the pledge has been approved by our Chief Financial Officer or Trading Compliance Officer at least two weeks prior to the proposed execution of documents for the pledge.

•

Distribute our shares to limited partners, general partners or stockholders of any entity, unless those limited partners, general partners or stockholders have agreed in writing to hold the shares until the next open Trading Window.

•	Engage in any of the above activities for shares you own in any other public company if you have MNPI about that company.

Executive Officer, Designated Insider and Their Controlled Persons – All the Insider prohibitions plus:

•

Trade our shares without obtaining pre-approval from our Trading Compliance Officer (including during a Trading Window) by: (a) providing written notification of the amount and nature of the proposed trade, (b) certifying that you have no MNPI and the trade is allowed under securities laws, and (c) receiving email confirmation from our Chief Financial Officer approving the trade, which approval can be granted or denied at his or her discretion. You may satisfy (a) and (b) by emailing the required information and certification to our Trading Compliance Officer. Our Trading Compliance Officer must get pre-approval from our Chief Financial Officer.

Exceptions to Prohibited Activities

The trading restrictions of this Policy do not apply to the following:

•

401(k) Plan. Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company’s 401(k) plan. However, any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this Policy.

•

Options. Exercising stock options granted under our equity incentive plans for cash or the delivery of previously owned shares of the Company. However, the sale of any shares issued on the exercise of company-granted stock options, as well as any cashless exercise of company-granted stock options in which shares are sold on the open market to pay the exercise price (i.e., “same-day sales”) are subject to trading restrictions under this Policy.

WHEN TRADING IS ALLOWED

When you have access to MNPI, you need to take special care in planning when you might trade our shares. We’ve provided some guidelines below to help you plan your trading in a way that is consistent with this Policy and the law.

Trading Windows and Blackout Periods

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Trading Windows. Both our existing stockholders and potential new investors in our shares need time to absorb our external statements before the information in those statements will be considered “public.” For that reason, we have implemented windows of time when you can trade our shares without violating this Policy. All Insiders are allowed to trade our shares only during the Trading Window period, which opens after the close of trading on the next full trading day following the widespread public release of our quarterly or year-end operating results and closes at the close of trading on the fifteenth day of the third month of the next fiscal quarter. For example, if we publicly announce our quarterly financial results after close of trading on a Monday (or before trading begins on a Tuesday), then the first time an Insider can trade our securities is after the close of market on Tuesday (effectively at the opening of the market on Wednesday for regular trading). However, if we announce quarterly financial results after trading begins on that Tuesday, then the first time the Insider can trade is after the close of market on Wednesday (effectively at the opening of the market on Thursday for regular trading).

•

No Trading During Trading Windows While in the Possession of MNPI. Even if a Trading Window that would allow you to trade our shares is open, you still may not trade our shares if you possess MNPI at that time. An Insider who knows MNPI during an open Trading Window may trade our shares only after the close of trading on the next full trading day following our widespread public release of that MNPI.

•

No Trading During Blackout Periods. Even if a Trading Window is open, our Chief Financial Officer or Trading Compliance Officer, at his or her discretion, may designate special trading Blackout Periods that apply to specific individuals or groups of people (which may include all Insiders) for as long as our such officer determines. No Insider may trade our shares during any such Blackout Period. Additionally, no Insider may tell anyone that a special Blackout Period has been designated or that one previously was in place, because that also is confidential information that cannot be disclosed internally or externally.

Permitted Trades Under 10b5-1 Plans

A 10b5-1 Plan is a plan written in advance that allows an Insider with MNPI to trade a predetermined number of shares at a predetermined time based on terms put in place before the Insider had any MNPI. These trades occur in accordance with the 10b5-1 Plan and without any action or influence by the Insider. The Company encourages the establishment of 10b5-1 Plans. If you are interested in setting up a 10b5-1 Plan, you should consult with our Chief Financial Officer or Trading Compliance Officer and make sure that:

•	The 10b5-1 Plan complies with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this Policy.

•

You have certified to such officer in writing, no earlier than two business days prior to the date that the 10b5-1 Plan is formally established, that (i) you do not know any MNPI, (ii) all trades to be made pursuant to the 10b5-1 Plan will be in accordance with the trading restrictions of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), to the extent such restrictions are applicable, and (iii) the 10b5-1 Plan complies with the requirements of Rule 10b5-1. This certification may be made in an email to such officer).

•	The 10b5-1 Plan is approved in writing by such officer at least 60 days in advance of the first trade under such plan.

•	The 10b5-1 Plan is put in place during an open Trading Window and not during any regular quarterly or specially declared Blackout Period.

•	Your first trade under the 10b5-1 Plan does not occur until the opening of the next Trading Window following the approval of the 10b5-1 Plan from such officer.

•

Once you have an approved 10b5-1 Plan in place, you will need approval from such officer if you want to make any changes to it, including cancellation. We may limit your ability to modify your 10b5-1 Plan because making frequent changes to a 10b5-1 Plan may give the appearance that you are trading on MNPI under the guise of that plan. Any changes to your 10b5-1 Plan will be subject to a “cooling off” period, meaning that the change will take effect no sooner than 60 days after it is made. The first trade under the modified 10b5-1 Plan must occur during an open Trading Window.

CONSEQUENCES OF VIOLATING THIS POLICY

We may impose sanctions on anyone violating this Policy and may issue stop transfer orders to our transfer agent to forestall any attempted trades that would violate this Policy. Sanctions may include disciplinary action, including termination of your employment with the Company. Executive Officers and Designated Insiders may be required to certify compliance with this Policy on an annual basis. Notifications and approvals required under this Policy may be provided by email.

The trading prohibitions of this Policy are not the only stock-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, compliance with Rule 144 under the Securities Act and others). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our Chief Financial Officer or Trading Compliance Officer.

REPORTING VIOLATIONS; QUESTIONS

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our Trading Compliance Officer.

Please direct all questions about this Policy to our Trading Compliance Officer.

Effective as of January 20, 2023